Exhibit 99.1



Alcon Independent Director Committee Notes Results of Shareholder Vote

- *Voting Minority Shareholders Overwhelmingly Reject Novartis' Designees to the Board of Alcon, Inc. at Extraordinary General Meeting*

- *IDC Says Shareholder Vote Demonstrates Minority Shareholders' Commitment to Receiving Fair Value from Novartis*

HUENENBERG, Switzerland – August 16, 2010 – The Alcon Independent Director Committee (the "IDC") notes the conditional election of five designees to the Board of Directors of Alcon, Inc. ("Alcon") proposed by Novartis AG ("Novartis"). The conditional election took place at an extraordinary general meeting ("EGM") of the Alcon shareholders, held yesterday in Zug, Switzerland.

Taking into consideration the approximately 77 percent of shares owned by Nestlé SA ("Nestlé") and Novartis, the IDC estimates that approximately 91 percent of the shares owned by the minority shareholders and voted at the EGM were voted against the Novartis designees. As previously announced by Alcon and the IDC, Nestlé's vote in favor of the conditional election of the Novartis designees was required under the Purchase and Option Agreement and the Shareholders Agreement entered into by Nestlé and Novartis on April 6, 2008.

Two leading corporate governance experts, RiskMetrics Group, Inc. and Glass Lewis & Co., recently issued reports expressing concern with Novartis' treatment of minority shareholders and recommending that minority shareholders vote against Novartis' slate of designees.

Thomas G. Plaskett, Chairman of the IDC, said, "Any director designated to the Alcon board by Novartis faces an obvious conflict of interest with respect to the Novartis merger proposal. Minority shareholders, despite knowing that their votes could not alter the outcome at the EGM, have nonetheless used their vote to clearly communicate their resolve to fight Novartis' attempted coercive approach, as well as their steadfast commitment to receiving fair value for their shares."

Greenhill & Co., Sullivan & Cromwell LLP and Pestalozzi, Zurich, are continuing to act as advisors to the IDC.

Important information regarding the proposal will continue to be posted on the Committee's website: www.transactioninfo.com/alcon.

About Alcon
Alcon, Inc. is the world's leading eye care company, with sales of approximately $6.5 billion in 2009. Alcon, which has been dedicated to the ophthalmic industry for 65 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contacts lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon operates in 75 countries and sells products in 180 markets. For more information on Alcon, Inc., visit Alcon's website at www.alcon.com.

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